SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS disclosures
Prudential plc Half Year 2022 results
International Financial Reporting Standards (IFRS) financial results

Condensed Consolidated Income Statement

		2022 $m	2021 $m
	Note	Half year	Half year	Full year
Continuing operations:
Gross premiums earned		12,241	11,521	24,217
Outward reinsurance premiums		(919)	(898)	(1,844)
Earned premiums, net of reinsurance	B1.3	11,322	10,623	22,373
Investment return		(24,570)	738	3,486
Other income		253	331	641
Total revenue, net of reinsurance	B1.3	(12,995)	11,692	26,500
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	C3.2	14,826	(7,748)	(18,911)
Acquisition costs and other expenditure	B2	(1,632)	(2,402)	(4,560)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(103)	(164)	(328)
Gain (loss) attaching to corporate transactions	D1.1	62	(56)	(35)
Total charges, net of reinsurance		13,153	(10,370)	(23,834)
Share of profit from joint ventures and associates, net of related tax		16	179	352
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note (i)		174	1,501	3,018
Remove tax credit (charge) attributable to policyholders' returns		126	(238)	(342)
Profit before tax attributable to shareholders' returns	B1.1	300	1,263	2,676
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(68)	(431)	(804)
Remove tax (credit) charge attributable to policyholders' returns		(126)	238	342
Tax charge attributable to shareholders' returns	B3.1	(194)	(193)	(462)
Profit after tax from continuing operations	B1.4	106	1,070	2,214
Loss after tax from discontinued US operationsnote (ii)	D1.2	–	(5,707)	(5,027)
Profit (loss) for the period		106	(4,637)	(2,813)

Attributable to:
Equity holders of the Company:
From continuing operations		104	1,063	2,192
From discontinued US operations		–	(5,073)	(4,234)
		104	(4,010)	(2,042)
Non-controlling interests:
From continuing operations		2	7	22
From discontinued US operations		–	(634)	(793)
		2	(627)	(771)
Profit (loss) for the period		106	(4,637)	(2,813)

Earnings per share (in cents)		2022	2021
	Note	Half year	Half year	Full year
Based on profit attributable to equity holders of the Company:	B4
Basic
Based on profit from continuing operations		3.8¢	40.9¢	83.4¢
Based on loss from discontinued US operations		–¢	(195.1)¢	(161.1)¢
Total basic earnings per share		3.8¢	(154.2)¢	(77.7)¢
Diluted
Based on profit from continuing operations		3.8¢	40.9¢	83.4¢
Based on loss from discontinued US operations		–¢	(195.1)¢	(161.1)¢
Total diluted earnings per share		3.8¢	(154.2)¢	(77.7)¢

Dividends per share (in cents)		2022	2021
	Note	Half year	Half year	Full year
Dividends relating to reporting period:	B5
First interim ordinary dividend		5.74¢	5.37¢	5.37¢
Second interim ordinary dividend		–	–	11.86¢
Total relating to reporting period		5.74¢	5.37¢	17.23¢
Dividends paid in reporting period:	B5
Current year first interim dividend		–	–	5.37¢
Second interim ordinary dividend for prior year		11.86¢	10.73¢	10.73¢
Total paid in reporting period		11.86¢	10.73¢	16.10¢

Notes
(i)
This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those taxes on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.
(ii)
Discontinued operations for half year and full year 2021 related to the US operations (Jackson) that were demerged from the Group in September 2021.

Condensed Consolidated Statement of Comprehensive Income

		2022 $m	2021 $m
	Note	Half year	Half year	Full year
Continuing operations:
Profit for the period		106	1,070	2,214
Other comprehensive income (loss):
Exchange movements arising during the period		(523)	(163)	(180)
Valuation movements on retained interest in Jackson classified as available-for-sale securities		(247)	–	250
Total items that may be reclassified subsequently to profit or loss		(770)	(163)	70
Total comprehensive (loss) income from continuing operations		(664)	907	2,284
Total comprehensive loss for the period from discontinued US operations	D1.2	–	(6,574)	(7,068)
Total comprehensive loss for the period		(664)	(5,667)	(4,784)

Attributable to:
Equity holders of the Company:
From continuing operations		(656)	905	2,277
From discontinued US operations		–	(5,844)	(6,283)
		(656)	(4,939)	(4,006)
Non-controlling interests:
From continuing operations		(8)	2	7
From discontinued US operations		–	(730)	(785)
		(8)	(728)	(778)
Total comprehensive loss for the period		(664)	(5,667)	(4,784)

Condensed Consolidated Statement of Changes in Equity

		Period ended 30 Jun 2022 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		–	–	104	–	–	104	2	106
Other comprehensive loss		–	–	–	(513)	(247)	(760)	(10)	(770)
Total comprehensive income (loss) for the period		–	–	104	(513)	(247)	(656)	(8)	(664)
Transactions with owners of the Company
Dividends	B5	–	–	(320)	–	–	(320)	(5)	(325)
Reserve movements in respect of share-based payments		–	–	15	–	–	15	–	15
Effect of transactions relating to non-controlling interests		–	–	(14)	–	–	(14)	–	(14)
Movement in own shares in respect of share-based payment plans		–	–	(4)	–	–	(4)	–	(4)
Net decrease in equity		–	–	(219)	(513)	(247)	(979)	(13)	(992)
Balance at beginning of period		182	5,010	10,216	1,430	250	17,088	176	17,264
Balance at end of period		182	5,010	9,997	917	3	16,109	163	16,272

		Period ended 30 Jun 2021 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		–	–	1,063	–	–	1,063	7	1,070
Other comprehensive loss		–	–	–	(158)	–	(158)	(5)	(163)
Total comprehensive income (loss) from continuing operations		–	–	1,063	(158)	–	905	2	907
Total comprehensive loss from discontinued US operations	D1.2	–	–	(5,073)	–	(771)	(5,844)	(730)	(6,574)
Total comprehensive loss for the period		–	–	(4,010)	(158)	(771)	(4,939)	(728)	(5,667)
Transactions with owners of the Company
Dividends	B5	–	–	(283)	–	–	(283)	(3)	(286)
Reserve movements in respect of share-based payments		–	–	77	–	–	77	–	77
Effect of transactions relating to non-controlling interests		–	–	(10)	–	–	(10)	–	(10)
New share capital subscribed	C8	–	8	–	–	–	8	–	8
Movement in own shares in respect of share-based payment plans		–	–	(18)	–	–	(18)	–	(18)
Net increase (decrease) in equity		–	8	(4,244)	(158)	(771)	(5,165)	(731)	(5,896)
Balance at beginning of period		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119
Balance at end of period		173	2,645	10,180	974	1,741	15,713	510	16,223

Condensed Consolidated Statement of Changes in Equity (continued)

			Year ended 31 Dec 2021 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		–	–	2,192	–	–	2,192	22	2,214
Other comprehensive (loss) income		–	–	–	(165)	250	85	(15)	70
Total comprehensive income (loss) from continuing operations		–	–	2,192	(165)	250	2,277	7	2,284
Total comprehensive (loss) income from discontinued US operations	D1.2	–	–	(4,234)	463	(2,512)	(6,283)	(785)	(7,068)
Total comprehensive (loss) income for the year		–	–	(2,042)	298	(2,262)	(4,006)	(778)	(4,784)
Transactions with owners of the Company
Demerger dividend in specie of Jackson	B5	–	–	(1,735)	–	–	(1,735)	–	(1,735)
Other dividends	B5	–	–	(421)	–	–	(421)	(9)	(430)
Reserve movements in respect of share-based payments		–	–	46	–	–	46	–	46
Effect of transactions relating to non-controlling interests*		–	–	(32)	–	–	(32)	(278)	(310)
New share capital subscribed	C8	9	2,373	–	–	–	2,382	–	2,382
Movement in own shares in respect of share-based payment plans		–	–	(24)	–	–	(24)	–	(24)
Net increase (decrease) in equity		9	2,373	(4,208)	298	(2,262)	(3,790)	(1,065)	(4,855)
Balance at beginning of year		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119
Balance at end of year		182	5,010	10,216	1,430	250	17,088	176	17,264
*
The $(278) million in full year 2021 related to the derecognition of Athene’s non-controlling interest upon the demerger of Jackson.

Condensed Consolidated Statement of Financial Position

		2022 $m	2021 $m
	Note	30 Jun	30 Jun	31 Dec
Assets
Goodwill	C4.1	871	926	907
Deferred acquisition costs and other intangible assets	C4.2	6,750	6,525	6,858
Property, plant and equipment		405	525	478
Reinsurers' share of insurance contract liabilities		2,750	9,891	9,753
Deferred tax assets	C7	378	298	266
Current tax recoverable		22	23	20
Accrued investment income		1,187	1,092	1,171
Other debtors		2,076	2,238	1,779
Investment properties		35	39	38
Investments in joint ventures and associates accounted for using the equity method	C1	2,010	2,056	2,183
Loans	C1	2,429	2,440	2,562
Equity securities and holdings in collective investment schemesnote (i)	C1	57,497	60,466	61,601
Debt securitiesnote (i)	C1	79,119	92,728	99,094
Derivative assets		182	485	481
Deposits		4,762	3,344	4,741
Assets held for distributionnote (ii)		–	335,750	–
Cash and cash equivalents		6,415	6,295	7,170
Total assets	C1	166,888	525,121	199,102

Equity
Shareholders' equity		16,109	15,713	17,088
Non-controlling interests		163	510	176
Total equity	C1	16,272	16,223	17,264

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C3.2	123,529	144,809	151,915
Unallocated surplus of with-profits funds	C3.2	4,568	6,273	5,384
Core structural borrowings of shareholder-financed businesses	C5.1	4,266	6,404	6,127
Operational borrowings	C5.2	854	895	861
Obligations under funding, securities lending and sale and repurchase agreements		799	396	223
Net asset value attributable to unit holders of consolidated investment funds		4,549	5,770	5,664
Deferred tax liabilities	C7	2,699	2,735	2,862
Current tax liabilities		253	200	185
Accruals, deferred income and other liabilities		8,103	8,017	7,983
Provisions		225	227	372
Derivative liabilities		771	412	262
Liabilities held for distributionnote (ii)		–	332,760	–
Total liabilities	C1	150,616	508,898	181,838
Total equity and liabilities	C1	166,888	525,121	199,102

Notes
(i)
Included within equity securities and holdings in collective investment schemes and debt securities as at 30 June 2022 are $1,384 million of lent securities and assets subject to repurchase agreements (30 June 2021: $1,006 million; 31 December 2021: $854 million).
(ii)
Assets and liabilities held for distribution at 30 June 2021 related to the Group’s US operations (Jackson) which were classified as discontinued operations in half year 2021 and demerged in September 2021.

Condensed Consolidated Statement of Cash Flows

		2022 $m	2021 $m
	Note	Half year	Half year	Full year
Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		174	1,501	3,018
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		21,017	(5,651)	(14,553)
Other non-investment and non-cash assets		6,446	2,693	2,658
Policyholder liabilities (including unallocated surplus of with-profits funds)		(25,972)	2,424	9,095
Other liabilities (including operational borrowings)		74	105	16
Other itemsnote (i)		(23)	156	44
Net cash flows from operating activitiesnote (ii)		1,716	1,228	278
Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment		(14)	(19)	(36)
Net cash flows from other investing activitiesnote (iii)		(50)	(773)	(690)
Net cash flows from investing activities		(64)	(792)	(726)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (iv)	C5.1
Issuance of debt, net of costs		346	–	995
Redemption of debt		(2,075)	–	(1,250)
Interest paid		(117)	(163)	(314)
Payment of principal portion of lease liabilities		(56)	(54)	(118)
Equity capital:
Issues of ordinary share capital		–	8	2,382
External dividends:
Dividends paid to the Company's shareholders	B5	(320)	(283)	(421)
Dividends paid to non-controlling interests		(5)	(3)	(9)
Net cash flows from financing activities		(2,227)	(495)	1,265
Net (decrease) increase in cash and cash equivalents from continuing operations		(575)	(59)	817
Net decrease in cash and cash equivalents from discontinued US operations	D1.2	–	(460)	(1,621)
Cash and cash equivalents at beginning of period		7,170	8,018	8,018
Effect of exchange rate changes on cash and cash equivalents		(180)	(43)	(44)
Cash and cash equivalents at end of period		6,415	7,456	7,170
Comprising:
Cash and cash equivalents from continuing operations		6,415	6,295	7,170
Cash and cash equivalents from discontinued US operations	D1.2	–	1,161	–

Notes
(i)
Other items include adjustments to profit before tax in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.
(ii)
Included in net cash flows from operating activities are dividends from joint ventures and associates of $60 million (half year 2021: $114 million; full year 2021: $175 million).
(iii)
Net cash flows from other investing activities include amounts paid for distribution rights and cash flows arising from the sale of subsidiaries, joint ventures and associates and investments that do not form part of the Group’s operating activities.
(iv)
Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Balance at	Cash movements $m		Non-cash movements $m			Balance at
	beginning of period $m	Issuance of debt	Redemption of debt	Foreign exchange movement	Demerger of Jackson	Other movements	end of period $m
30 Jun 2022	6,127	346	(2,075)	(137)	–	5	4,266
30 Jun 2021	6,633	–	–	14	(250)	7	6,404
31 Dec 2021	6,633	995	(1,250)	(13)	(250)	12	6,127

Notes to the financial statements

A
Basis of preparation

A1
Basis of preparation and exchange rates

These condensed consolidated interim financial statements (‘interim financial statements’) for the six months ended 30 June 2022 have been prepared in accordance with both IAS 34 ‘Interim Financial Reporting’ as issued by the IASB and IAS 34 as adopted for use in the UK. The Group’s policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. At 30 June 2022, there were no unadopted standards effective for the period ended 30 June 2022 which impacted the interim financial statements of the Group, and there were no differences between UK-adopted international accounting standards and IFRS Standards as issued by the IASB in terms of their application to the Group.

The accounting policies applied by the Group in determining the IFRS financial results in this report are the same as those previously applied in the Group’s consolidated financial statements for the year ended 31 December 2021, as disclosed in the 2021 annual report, aside from those discussed in note A2 below.

The IFRS financial results for half year 2022 and half year 2021 are unaudited. The 2021 full year IFRS financial results have been derived from the 2021 statutory accounts. The auditors have reported on the 2021 statutory accounts which have been delivered to the Registrar of Companies. The auditors’ report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting
The Directors have made an assessment of going concern covering a period of at least 12 months from the date that these interim financial statements are approved. In making this assessment, the Directors have considered both the Group’s current performance, solvency and liquidity and the Group’s business plan taking into account the Group’s principal risks, and the mitigations available to it, as well as the results of the Group’s stress and sensitivity testing.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that these interim financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these interim financial statements for the period ended 30 June 2022.

Exchange rates
The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

USD : local currency	Closing rate at period end			Average rate for the period to date
	30 Jun 2022	30 Jun 2021	31 Dec 2021	Half year 2022	Half year 2021	Full year 2021
Chinese yuan (CNY)	6.69	6.46	6.37	6.48	6.47	6.45
Hong Kong dollar (HKD)	7.85	7.77	7.80	7.83	7.76	7.77
Indian rupee (INR)	78.97	74.33	74.34	76.23	73.33	73.94
Indonesian rupiah (IDR)	14,897.50	14,500.00	14,252.50	14,453.52	14,273.32	14,294.88
Malaysian ringgit (MYR)	4.41	4.15	4.17	4.27	4.10	4.15
Singapore dollar (SGD)	1.39	1.34	1.35	1.37	1.33	1.34
Taiwan dollar (TWD)	29.73	27.86	27.67	28.73	28.02	27.93
Thai baht (THB)	35.35	32.06	33.19	33.73	30.83	32.01
UK pound sterling (GBP)	0.82	0.72	0.74	0.77	0.72	0.73
Vietnamese dong (VND)	23,265.00	23,016.00	22,790.00	22,925.22	23,044.83	22,934.86

Certain notes to the financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the interim financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the statement of financial position.

A2
New accounting pronouncements

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2022, unless otherwise stated:

–
Amendments to IAS 37 ‘Onerous contracts – Cost of Fulfilling a Contract’ issued in May 2020;
–
Annual Improvements to IFRS Standards 2018-2020 issued in May 2020;
–
Amendments to IAS 16 ‘Property, Plant and Equipment – Proceeds before Intended Use’ issued in May 2020; and
–
Reference to the Conceptual Framework – Amendments to IFRS 3 ‘Business combination’ issued in May 2020.

The adoption of these pronouncements has had no significant impact on the Group interim financial statements.
In addition, in 2023 IFRS 17 ‘Insurance Contracts’ and IFRS 9 ‘Financial Instruments’ will become effective. The Group has a Group-wide implementation programme to implement IFRS 17 and IFRS 9. The programme is responsible for setting Group-wide accounting policies and developing application methodologies, establishing appropriate processes and controls, sourcing appropriate data and implementing actuarial and finance system changes. During half year 2022 the Group has made significant progress with the testing of new actuarial and finance systems in our preparations for IFRS 17 adoption in 2023. Elements of the detailed calculation methodology remain subject to wider discussion and debate in the industry. It is not currently practicable to provide reliable estimates of the quantitative impact on the Group’s results and financial position. A further update on our IFRS 17 progress will be provided in our FY 22 financial statements.

B
Earnings performance

B1
Analysis of performance by segment

B1.1
Segment results

		2022 $m	2021 $m		2022 vs 2021%		2021 $m
	Note	Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
		note (i)	note (i)	note (i)	note (i)	note (i)	note (i)
Continuing operations:
CPL		149	139	139	7%	7%	343
Hong Kong		501	460	457	9%	10%	975
Indonesia		196	225	222	(13)%	(12)%	446
Malaysia		190	184	175	3%	9%	350
Singapore		340	320	312	6%	9%	663
Growth markets and othernote (ii)		522	479	463	9%	13%	932
Eastspring		131	162	155	(19)%	(15)%	314
Total segment profit		2,029	1,969	1,923	3%	6%	4,023
Other income (expenditure):
Investment return and other income		39	–	–	n/a	n/a	21
Interest payable on core structural borrowings		(103)	(164)	(164)	37%	37%	(328)
Corporate expenditurenote (iii)		(150)	(157)	(151)	4%	1%	(298)
Total other income (expenditure)		(214)	(321)	(315)	33%	32%	(605)
Restructuring and IFRS 17 implementation costsnote (iv)		(154)	(77)	(77)	(100)%	(100)%	(185)
Adjusted operating profit	B1.2	1,661	1,571	1,531	6%	8%	3,233
Short-term fluctuations in investment returns on shareholder-backed businessnote (v)		(1,383)	(212)	(234)	(552)%	(491)%	(458)
Amortisation of acquisition accounting adjustments		(5)	(2)	(2)	(150)%	(150)%	(5)
Gain (loss) attaching to corporate transactions	D1.1	27	(94)	(94)	n/a	n/a	(94)
Profit before tax attributable to shareholders		300	1,263	1,201	(76)%	(75)%	2,676
Tax charge attributable to shareholders' returns	B3	(194)	(193)	(176)	(1)%	(10)%	(462)
Profit from continuing operations		106	1,070	1,025	(90)%	(90)%	2,214
Loss from discontinued US operations	D1.2	–	(5,707)	(5,707)	n/a	n/a	(5,027)
Profit (loss) for the period		106	(4,637)	(4,682)	n/a	n/a	(2,813)

Attributable to:
Equity holders of the Company:
From continuing operations		104	1,063	1,018	(90)%	(90)%	2,192
From discontinued US operations		–	(5,073)	(5,073)	n/a	n/a	(4,234)
		104	(4,010)	(4,055)	n/a	n/a	(2,042)
Non-controlling interests:
From continuing operations		2	7	7	(71)%	(71)%	22
From discontinued US operations		–	(634)	(634)	n/a	n/a	(793)
		2	(627)	(627)	n/a	n/a	(771)
Profit (loss) for the period		106	(4,637)	(4,682)	n/a	n/a	(2,813)

Basic earnings per share (in cents)		2022	2021		2022 vs 2021%		2021
	Note	Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
	B4	note (i)	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest, from continuing operations		49.2¢	51.6¢	50.5¢	(5)%	(3)%	101.5¢
Based on profit from continuing operations, net of non-controlling interest		3.8¢	40.9¢	39.2¢	(91)%	(90)%	83.4¢
Based on loss from discontinued US operations, net of non-controlling interest		–¢	(195.1)¢	(195.1)¢	n/a	n/a	(161.1)¢

Notes
(i)
Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.
(ii)
Adjusted operating profit for growth markets and other includes other items of $160 million (half year 2021: $167 million on an AER basis and $161 million on a CER basis; full year 2021: $217 million on an AER basis) which in the first half of 2022 comprised largely of the impact of the adoption of the Risk-Based Capital regime in Hong Kong (as discussed further in note C3.2) offset by corporate taxes for life joint ventures and associates and provisions for sales and premium tax.
(iii)
Corporate expenditure as shown above is for head office functions in London and Hong Kong.
(iv)
Restructuring and IFRS 17 implementation costs include those incurred in insurance and asset management operations of $(44) million (half year 2021: $(33) million; full year 2021: $(101) million).
(v)
In general, the short-term fluctuations reflect the value movements on shareholders’ assets and policyholder liabilities (net of reinsurance) arising from market movements in the period. In half year 2022, rising interest rates and widening credits spreads across a number of the Group’s life insurance markets led to unrealised bond losses which more than offset the impact of higher discount rates on policyholder liabilities under the local reserving basis applied. The interest rates rises in the first half of 2022 were more substantial than that seen in the first half 2021. Short-term fluctuations also reflect losses on equities backing shareholder-backed business following market movements in the period (compared with equity gains in the prior period) and the impact of refinements to the reserving basis in Hong Kong following the adoption of the Risk-Based Capital regime as discussed further in note C3.2.

B1.2
Determining operating segments and performance measure of operating segments
Operating segments
The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’ on the basis of the management reporting structure and its financial management information. Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Group Chief Executive. There have been no changes to the Group’s operating segments as reported in these interim financial statements from those reported in the Group’s consolidated financial statements for the year ended 31 December 2021.

Performance measure
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns (adjusted operating profit) as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period as follows:

–
Short-term fluctuations in investment returns on shareholder-backed business;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business; and
–
Gain or loss on corporate transactions, as discussed in note D1.1.

The determination of adjusted operating profit for investment and liability movements is as described in note B1.2 of the Group’s consolidated financial statements for the year ended 31 December 2021.

For debt securities at 30 June 2022, the level of unamortised interest-related realised gains and losses related to previously sold bonds was a net gain of $211 million (30 June 2021: $414 million; 31 December 2021: $515 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For insurance operations, investments in equity securities held for non-linked shareholder-backed business at 30 June 2022 amounted to $5,756 million (30 June 2021: $5,447 million; 31 December 2021: $6,073 million). The longer-term rates of return applied in half year 2022 ranged from 4.6 per cent to 16.9 per cent (half year 2021: 5.5 per cent to 16.9 per cent; full year 2021: 5.5 per cent to 16.9 per cent) with the rates applied varying by business unit.

B1.3
Additional segmental analysis of revenue

	Half year 2022 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total
Gross premiums earned	4,672	809	934	3,616	2,210	–	–	12,241	–	12,241
Outward reinsurance premiums	(771)	(18)	(29)	(70)	(31)	–	–	(919)	–	(919)
Earned premiums, net of reinsurance	3,901	791	905	3,546	2,179	–	–	11,322	–	11,322
Other incomenote (ii)	14	4	–	9	45	181	–	253	–	253
Total external revenue	3,915	795	905	3,555	2,224	181	–	11,575	–	11,575
Intra-group revenue	–	–	–	–	1	106	(107)	–	–	–
Interest income	510	39	115	395	317	1	–	1,377	3	1,380
Dividend and other investment income	338	103	103	321	66	–	–	931	19	950
Investment (depreciation) appreciation	(17,752)	(144)	(557)	(6,134)	(2,324)	(17)	–	(26,928)	28	(26,900)
Total revenue, net of reinsurance	(12,989)	793	566	(1,863)	284	271	(107)	(13,045)	50	(12,995)

	Half year 2021 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total
Gross premiums earned	4,776	871	929	2,934	2,011	–	–	11,521	–	11,521
Outward reinsurance premiums	(767)	(28)	(22)	(55)	(26)	–	–	(898)	–	(898)
Earned premiums, net of reinsurance	4,009	843	907	2,879	1,985	–	–	10,623	–	10,623
Other incomenote (ii)	24	5	1	10	57	234	–	331	–	331
Total external revenue	4,033	848	908	2,889	2,042	234	–	10,954	–	10,954
Intra-group revenue	–	–	–	–	–	106	(106)	–	–	–
Interest income	528	46	117	462	303	1	–	1,457	–	1,457
Dividend and other investment income	214	33	101	186	39	–	–	573	–	573
Investment (depreciation) appreciation	(1,444)	(135)	(280)	817	(259)	9	–	(1,292)	–	(1,292)
Total revenue, net of reinsurance	3,331	792	846	4,354	2,125	350	(106)	11,692	–	11,692

	Full year 2021 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total
Gross premiums earned	10,032	1,724	1,900	6,246	4,315	–	–	24,217	–	24,217
Outward reinsurance premiums	(1,557)	(43)	(47)	(137)	(60)	–	–	(1,844)	–	(1,844)
Earned premiums, net of reinsurance	8,475	1,681	1,853	6,109	4,255	–	–	22,373	–	22,373
Other incomenote (ii)	52	12	–	22	117	437	–	640	1	641
Total external revenue	8,527	1,693	1,853	6,131	4,372	437	–	23,013	1	23,014
Intra-group revenue	–	–	–	–	1	217	(218)	–	–	–
Interest income	934	87	220	707	618	3	–	2,569	1	2,570
Dividend and other investment income	679	74	160	506	86	–	–	1,505	19	1,524
Investment appreciation (depreciation)	57	34	(300)	(29)	(361)	8	–	(591)	(17)	(608)
Total revenue, net of reinsurance	10,197	1,888	1,933	7,315	4,716	665	(218)	26,496	4	26,500

Notes
(i)
CPL, Prudential’s life business in the Chinese Mainland, is a 50/50 joint venture with CITIC and is accounted for using the equity method under IFRS. The Group’s share of its results is presented in a single line within the Group’s profit before tax on a net of related tax basis and therefore not shown in the analysis of revenue line items above. Revenue from external customers of CPL (Prudential’s share) in half year 2022 is $1,605 million (half year 2021: $1,307 million; full year 2021: $3,052 million).
(ii)
Other income comprises income from external customers and consists primarily of revenue from the Group’s asset management business of $181 million (half year 2021: $234 million; full year 2021: $437 million). The remaining other income consists primarily of policy fee revenue from external customers and asset management rebate revenue from external fund managers.

B1.4
Additional segmental analysis of profit after tax

	2022 $m	2021 $m
	Half year	Half year	Full year
CPL	(28)	148	278
Hong Kong	(613)	441	1,068
Indonesia	131	179	362
Malaysia	119	135	265
Singapore	63	141	394
Growth markets and othernote (i)	617	330	434
Eastspring	117	147	284
Total segment	406	1,521	3,085
Unallocated to a segment (central operations)note (ii)	(300)	(451)	(871)
Total profit after tax from continuing operations	106	1,070	2,214

Notes
(i)
The Growth markets and other segment comprises all other Asia and Africa insurance businesses alongside other amounts that are not included in the segment profit of an individual business unit including tax on life joint ventures and associates and other items that are not representative of the underlying segment trading for the period, in line with the presentation used by management when assessing the performance of the underlying segments internally.
(ii)
Comprising other income and expenditure of $(214) million (half year 2021: $(321) million; full year 2021: $(605) million) attributable to the head office functions in London and Hong Kong and $(154) million (half year 2021: $(77) million; full year 2021: $(185) million) of restructuring and IFRS 17 implementation costs as shown in note B1.1, $7 million (half year 2021: $(4) million; full year 2021: $(25) million) of short-term fluctuations on investment returns, $62 million (half year 2021: $(56) million; full year 2021: $(35) million) from corporate transactions as shown in note D1.1 and related tax of $(1) million (half year 2021: $7 million; full year 2021: $(21) million).

B2
Acquisition costs and other expenditure

	2022 $m	2021 $m
	Half year	Half year	Full year
Acquisition costs incurred for insurance policies	(1,120)	(1,026)	(2,089)
Acquisition costs deferred	426	373	848
Amortisation of acquisition costs	(249)	(186)	(343)
Administration costs and other expenditure (net of other reinsurance commission)note	(1,572)	(1,542)	(3,128)
Movements in amounts attributable to external unit holders of consolidated investment funds	883	(21)	152
Total acquisition costs and other expenditure from continuing operations	(1,632)	(2,402)	(4,560)

Note
Included in total administration costs and other expenditure is depreciation of property, plant and equipment of $(71) million (half year 2021: $(85) million; full year 2021: $(169) million), of which $(53) million (half year 2021: $(62) million; full year 2021: $(123) million) relates to the right-of-use assets recognised under IFRS 16 and interest on the IFRS 16 lease liabilities of $(5) million (half year 2021: $(6) million; full year 2021: $(13) million).

B3
Tax charge

B3.1
Total tax charge by nature
The total tax charge from continuing operations in the income statement is as follows:

	2022 $m	2021 $m
Continuing operations:	Half year	Half year	Full year
Attributable to shareholders:
Hong Kong	(29)	(16)	(40)
Indonesia	(38)	(45)	(74)
Malaysia	(35)	(28)	(71)
Singapore	(3)	(23)	(67)
Growth markets and other	(74)	(73)	(159)
Eastspring	(14)	(15)	(30)
Total segment	(193)	(200)	(441)
Unallocated to a segment (central operations)	(1)	7	(21)
Tax charge attributable to shareholders	(194)	(193)	(462)
Attributable to policyholders:
Hong Kong	(30)	(40)	(79)
Indonesia	5	(2)	4
Malaysia	(4)	(2)	(2)
Singapore	155	(194)	(261)
Growth markets and other	–	–	(4)
Tax credit (charge) attributable to policyholders	126	(238)	(342)
Total tax charge from continuing operations	(68)	(431)	(804)

Analysed by:
Current tax	(255)	(189)	(399)
Deferred tax	187	(242)	(405)
Total tax charge from continuing operations	(68)	(431)	(804)

Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including CPL.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B3.2 below. The tax credit (charge) attributable to policyholders of $126 million (half year 2021: $(238) million; full year 2021: $(342) million) above is equal to the profit before tax attributable to policyholders. This is the result of accounting for policyholder income after the deduction of expenses and movement in unallocated surpluses on an after-tax basis.
B3.2
Reconciliation of shareholder effective tax rate
In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss of the continuing operations. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result from continuing operations.

	2022			2021
	Half year		Half year		Full year
	Tax attributable to shareholders	Percentage impact on ETR	Tax attributable to shareholders	Percentage impact on ETR	Tax attributable to shareholders	Percentage impact on ETR
Continuing operations	$m	%	$m	%	$m	%
Adjusted operating profit	1,661		1,571		3,233
Non-operating resultnote (i)	(1,361)		(308)		(557)
Profit before tax	300		1,263		2,676
Tax charge at the expected rate	(65)	22%	(259)	21%	(539)	20%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary ratesnote (ii)	47	(16)%	33	(3)%	63	(2)%
Deductions not allowable for tax purposesnote (iii)	(135)	45%	(34)	3%	(92)	3%
Items related to taxation of life insurance businessesnote (iv)	49	(16)%	71	(6)%	177	(7)%
Deferred tax adjustments including unrecognised tax lossesnote (v)	(48)	16%	(70)	5%	(111)	4%
Effect of results of joint ventures and associatesnote (vi)	2	(1)%	37	(3)%	80	(3)%
Irrecoverable withholding taxesnote (vii)	(30)	10%	(35)	3%	(60)	2%
Other	(12)	4%	2	0%	(8)	1%
Total (charge) credit on recurring items	(127)	42%	4	(1)%	49	(2)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	(1)	1%	6	0%	(11)	0%
Movements in provisions for open tax mattersnote (viii)	(1)	0%	59	(5)%	47	(2)%
Impact of changes in local statutory tax rates	–	0%	8	(1)%	6	0%
Adjustments in relation to business disposals and corporate transactions	–	0%	(11)	1%	(14)	1%
Total (charge) credit on non-recurring items	(2)	1%	62	(5)%	28	(1)%
Total actual tax charge	(194)	65%	(193)	15%	(462)	17%
Analysed into:
Tax on adjusted operating profit	(314)		(222)		(548)
Tax on non-operating resultnote (i)	120		29		86
Actual tax rate on:
Adjusted operating profit:
Including non-recurring tax reconciling itemsnote (ix)	19%		14%		17%
Excluding non-recurring tax reconciling items	19%		19%		18%
Total profitnote (ix)	65%		15%		17%

Notes
(i)
‘Non-operating result’ is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments.
(ii)
Income not taxable or taxable at concessionary rates primarily relates to non-taxable investment income in Singapore and Malaysia.
(iii)
Deductions not allowable for tax purposes primarily relates to non-deductible investment losses in Growth markets.
(iv)
Items related to taxation of life insurance businesses primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums.
(v)
The unrecognised tax losses reconciling amount reflects losses arising where it is unlikely that relief for the losses will be available in future periods.
(vi)
Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(vii)
The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in Other operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.
(viii)
The statement of financial position contains the following provisions in relation to open tax matters.

Half year 2022 $m
Balance at beginning of period	42
Movements in the current period included in tax charge attributable to shareholders	1
Provisions utilised in the period	–
Other movements (including interest arising on open tax matters and amounts included in the Group’s share of profits from joint ventures and associates, net of related tax)	–
Balance at end of period	43

(ix)
The actual tax rates of the relevant business operations are shown below:

	Half year 2022%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	6%	22%	23%	14%	25%	11%	0%	19%
Tax rate on profit before tax	(5)%	22%	23%	5%	11%	11%	0%	65%

	Half year 2021%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	4%	20%	18%	16%	14%	9%	2%	14%
Tax rate on profit before tax	4%	20%	17%	14%	18%	9%	2%	15%

	Full year 2021%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	5%	17%	21%	15%	22%	10%	(3)%	17%
Tax rate on profit before tax	4%	17%	21%	15%	27%	10%	(2)%	17%

B4
Earnings per share

	Half year 2022
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	1,661	(314)	(4)	1,343	49.2¢	49.2¢
Short-term fluctuations in investment returns on shareholder-backed business	(1,383)	118	2	(1,263)	(46.2)¢	(46.2)¢
Amortisation of acquisition accounting adjustments	(5)	-	-	(5)	(0.2)¢	(0.2)¢
Gain attaching to corporate transactions	27	2	-	29	1.0¢	1.0¢
Based on profit for the period	300	(194)	(2)	104	3.8¢	3.8¢

	Half year 2021
	Before tax	Tax	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	1,571	(222)	(7)	1,342	51.6¢	51.6¢
Short-term fluctuations in investment returns on shareholder-backed business	(212)	26	–	(186)	(7.2)¢	(7.2)¢
Amortisation of acquisition accounting adjustments	(2)	–	–	(2)	(0.1)¢	(0.1)¢
Loss attaching to corporate transactions	(94)	3	–	(91)	(3.4)¢	(3.4)¢
Based on profit from continuing operations	1,263	(193)	(7)	1,063	40.9¢	40.9¢
Based on loss from discontinued US operations				(5,073)	(195.1)¢	(195.1)¢
Based on loss for the period				(4,010)	(154.2)¢	(154.2)¢

	Full year 2021
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	3,233	(548)	(17)	2,668	101.5¢	101.5¢
Short-term fluctuations in investment returns on shareholder-backed business	(458)	81	(5)	(382)	(14.5)¢	(14.5)¢
Amortisation of acquisition accounting adjustments	(5)	–	–	(5)	(0.2)¢	(0.2)¢
Loss attaching to corporate transactions	(94)	5	–	(89)	(3.4)¢	(3.4)¢
Based on profit from continuing operations	2,676	(462)	(22)	2,192	83.4¢	83.4¢
Based on loss from discontinued US operations				(4,234)	(161.1)¢	(161.1)¢
Based on loss for the year				(2,042)	(77.7)¢	(77.7)¢

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the period, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group’s only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the period. No adjustment is made if the impact is anti-dilutive overall.

The weighted average number of shares for calculating basic and diluted earnings per share, which excludes those held in employee share trusts, is set out as below:

	2022	2021
Number of shares (in millions)	Half year	Half year	Full year
Weighted average number of shares for calculation of basic earnings per share	2,736	2,601	2,628
Shares under option at end of period	–	2	2
Shares that would have been issued at fair value on assumed option price at end of period	–	(2)	(2)
Weighted average number of shares for calculation of diluted earnings per share	2,736	2,601	2,628

B5
Dividends

	Half year 2022		Half year 2021		Full year 2021
	Cents per share	$m	Cents per share	$m	Cents per share	$m
Dividends relating to reporting period:
First interim ordinary dividend	5.74¢	158	5.37¢	140	5.37¢	140
Second interim ordinary dividend	–	–	–	–	11.86¢	326
Total relating to reporting period	5.74¢	158	5.37¢	140	17.23¢	466
Dividends paid in reporting period:
Current year first interim ordinary dividend	–	–	–	–	5.37¢	138
Second interim ordinary dividend for prior year	11.86¢	320	10.73¢	283	10.73¢	283
Total paid in reporting period	11.86¢	320	10.73¢	283	16.10¢	421

First and second interim dividends are recorded in the period in which they are paid. In addition to the dividends shown in the table above, on 13 September 2021, following approval by the Group’s shareholders, Prudential plc demerged its US operations (Jackson) via a dividend in specie of $1,735 million.

Dividend per share
On 27 September 2022, Prudential will pay a first interim ordinary dividend of 5.74 cents per ordinary share for the year ending 31 December 2022. The first interim dividend will be paid to shareholders included on the UK register at 6.00pm BST and to shareholders on the HK register at 4.30pm Hong Kong time on 19 August 2022 (Record Date) and also to the Holders of US American Depositary Receipts (ADRs) as at 19 August 2022. The first interim dividend will be paid on or about 4 October 2022 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date. Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in USD. Elections must be made through the relevant UK or Hong Kong share registrar on or before 5 September 2022 (UK) and 9 September 2022 (HK), respectively. The corresponding amounts per share in GBP and HKD are expected to be announced on or about 16 September 2022. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement. Holders of ADRs will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through CDP in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C
Financial position

C1
Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities.

The Group uses the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies’ ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities (excluding sovereign debt) that were unrated at 30 June 2022 were $1,056 million (30 June 2021: $986 million; 31 December 2021: $1,130 million). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.
In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	30 Jun 2022 $m
	Asia and Africa
	Insurance
	With- profits	Unit- linked	Other	Eastspring	Elimina- tions	Total	Unallo- cated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)	note (i)	note (i)
Debt securities:
Sovereign debt
Indonesia	496	614	445	9	–	1,564	–	–	1,564
Singapore	3,176	525	767	54	–	4,522	–	–	4,522
Thailand	–	–	1,222	–	–	1,222	–	–	1,222
United Kingdom	–	5	–	–	–	5	–	–	5
United States	20,961	22	3,262	–	–	24,245	–	–	24,245
Vietnam	–	13	2,813	–	–	2,826	–	–	2,826
Other (predominantly Asia)	1,940	709	3,334	27	–	6,010	–	–	6,010
Subtotal	26,573	1,888	11,843	90	–	40,394	–	–	40,394
Other government bonds
AAA	1,361	77	131	–	–	1,569	–	–	1,569
AA+ to AA-	101	13	27	–	–	141	–	–	141
A+ to A-	757	125	257	–	–	1,139	–	–	1,139
BBB+ to BBB-	288	44	64	–	–	396	–	–	396
Below BBB- and unrated	234	20	424	–	–	678	–	–	678
Subtotalnote (vi)	2,741	279	903	–	–	3,923	–	–	3,923
Corporate bonds
AAA	1,055	171	392	–	–	1,618	–	–	1,618
AA+ to AA-	1,890	363	1,594	–	–	3,847	–	–	3,847
A+ to A-	7,020	529	4,129	–	–	11,678	–	–	11,678
BBB+ to BBB-	7,657	1,419	3,948	1	–	13,025	–	–	13,025
Below BBB- and unrated	2,507	424	1,395	–	–	4,326	–	–	4,326
Subtotalnote (vi)	20,129	2,906	11,458	1	–	34,494	–	–	34,494
Asset-backed securities
AAA	135	5	95	–	–	235	–	–	235
AA+ to AA-	6	1	4	–	–	11	–	–	11
A+ to A-	22	–	14	–	–	36	–	–	36
BBB+ to BBB-	14	–	8	–	–	22	–	–	22
Below BBB- and unrated	2	1	1	–	–	4	–	–	4
Subtotalnote (vi)	179	7	122	–	–	308	–	–	308
Total debt securitiesnote (ii)	49,622	5,080	24,326	91	–	79,119	–	–	79,119
Loans:
Mortgage loans	–	–	141	–	–	141	–	–	141
Policy loans	1,392	–	378	–	–	1,770	–	–	1,770
Other loans	509	–	9	–	–	518	–	–	518
Total loans	1,901	–	528	–	–	2,429	–	–	2,429
Equity securities and holdings in collective investment schemes:
Direct equities	11,344	11,305	2,088	60	–	24,797	325	–	25,122
Collective investment schemes	21,802	6,901	3,668	2	–	32,373	2	–	32,375
Total equity securities and holdings in collective investment schemes	33,146	18,206	5,756	62	–	57,170	327	–	57,497
Other financial investmentsnote (iii)	1,164	377	2,427	96	–	4,064	880	–	4,944
Total financial investments	85,833	23,663	33,037	249	–	142,782	1,207	–	143,989
Investment properties	–	–	35	–	–	35	–	–	35
Investments in joint ventures and associates accounted for using the equity method	–	–	1,715	295	–	2,010	–	–	2,010
Cash and cash equivalents	785	768	1,977	149	–	3,679	2,736	–	6,415
Reinsurers' share of insurance contract liabilities	2	–	2,748	–	–	2,750	–	–	2,750
Other assetsnote (iv)	1,557	172	9,298	709	(56)	11,680	3,419	(3,410)	11,689
Total assets	88,177	24,603	48,810	1,402	(56)	162,936	7,362	(3,410)	166,888

Shareholders' equity	–	–	13,308	1,043	–	14,351	1,758	–	16,109
Non-controlling interests	–	–	42	121	–	163	–	–	163
Total equity	–	–	13,350	1,164	–	14,514	1,758	–	16,272

Contract liabilities and unallocated surplus of with-profits funds	78,981	23,037	26,079	–	–	128,097	–	–	128,097
Core structural borrowings	–	–	–	–	–	–	4,266	–	4,266
Operational borrowings	128	3	89	12	–	232	622	–	854
Other liabilitiesnote (v)	9,068	1,563	9,292	226	(56)	20,093	716	(3,410)	17,399
Total liabilities	88,177	24,603	35,460	238	(56)	148,422	5,604	(3,410)	150,616
Total equity and liabilities	88,177	24,603	48,810	1,402	(56)	162,936	7,362	(3,410)	166,888

	30 Jun 2021 $m
	Asia and Africa
	Insurance
	With -profits	Unit-linked	Other	Eastspring	Elimina- tions	Total	US (discont'd)	Unallocated to a segment	Elimina- tion of intra-group debtors and creditors	Group total
	note (i)	note (i)	note (i)				note (vii)
Debt securities:
Sovereign debt
Indonesia	362	589	568	1	–	1,520	–	–	–	1,520
Singapore	3,673	587	939	78	–	5,277	–	–	–	5,277
Thailand	–	–	1,847	16	–	1,863	–	–	–	1,863
United Kingdom	–	7	–	–	–	7	–	–	–	7
United States	26,233	45	2,917	–	–	29,195	–	–	–	29,195
Vietnam	–	17	2,799	–	–	2,816	–	–	–	2,816
Other (predominantly Asia)	1,951	692	3,790	18	–	6,451	–	–	–	6,451
Subtotal	32,219	1,937	12,860	113	–	47,129	–	–	–	47,129
Other government bonds
AAA	1,630	83	276	–	–	1,989	–	–	–	1,989
AA+ to AA-	79	4	12	–	–	95	–	–	–	95
A+ to A-	641	115	298	–	–	1,054	–	–	–	1,054
BBB+ to BBB-	83	26	110	–	–	219	–	–	–	219
Below BBB- and unrated	85	13	369	–	–	467	–	–	–	467
Subtotalnote(vi)	2,518	241	1,065	–	–	3,824	–	–	–	3,824
Corporate bonds
AAA	935	227	449	–	–	1,611	–	–	–	1,611
AA+ to AA-	1,950	393	1,777	–	–	4,120	–	–	–	4,120
A+ to A-	7,909	645	4,976	–	–	13,530	–	–	–	13,530
BBB+ to BBB-	9,324	1,281	4,938	–	–	15,543	–	–	–	15,543
Below BBB- and unrated	3,938	1,050	1,775	1	–	6,764	–	–	–	6,764
Subtotalnote(vi)	24,056	3,596	13,915	1	–	41,568	–	–	–	41,568
Asset-backed securities
AAA	64	6	63	–	–	133	–	–	–	133
AA+ to AA-	1	1	–	–	–	2	–	–	–	2
A+ to A-	19	–	17	–	–	36	–	–	–	36
BBB+ to BBB-	16	–	10	–	–	26	–	–	–	26
Below BBB- and unrated	6	2	2	–	–	10	–	–	–	10
Subtotalnote(vi)	106	9	92	–	–	207	–	–	–	207
Total debt securitiesnote(ii)	58,899	5,783	27,932	114	–	92,728	–	–	–	92,728
Loans:
Mortgage loans	–	–	154	–	–	154	–	–	–	154
Policy loans	1,302	–	353	–	–	1,655	–	–	–	1,655
Other loans	618	–	13	–	–	631	–	–	–	631
Total loans	1,920	–	520	–	–	2,440	–	–	–	2,440
Equity securities and holdings in collective investment schemes:
Direct equities	10,506	13,007	2,541	85	–	26,139	–	–	–	26,139
Collective investment schemes	23,936	7,476	2,907	6	–	34,325	–	2	–	34,327
Total equity securities and holdings in collective investment schemes	34,442	20,483	5,448	91	–	60,464	–	2	–	60,466
Other financial investmentsnote (iii)	1,140	195	2,373	93	–	3,801	–	28	–	3,829
Total financial investments	96,401	26,461	36,273	298	–	159,433	–	30	–	159,463
Investment properties	–	–	39	–	–	39	–	–	–	39
Investments in joint ventures and associates accounted for using the equity method	–	–	1,771	285	–	2,056	–	–	–	2,056
Cash and cash equivalents	945	1,000	1,406	177	–	3,528	–	2,767	–	6,295
Reinsurers' share of insurance contract liabilities	221	–	9,670	–	–	9,891	–	–	–	9,891
Other assetsnote (iv)	1,663	284	8,643	795	(67)	11,318	–	3,598	(3,289)	11,627
Assets held for distributionnote (vii)	–	–	–	–	–	–	335,760	–	(10)	335,750
Total assets	99,230	27,745	57,802	1,555	(67)	186,265	335,760	6,395	(3,299)	525,121

Shareholders' equity	–	–	13,287	1,079	–	14,366	2,667	(1,320)	–	15,713
Non-controlling interests	–	–	40	137	–	177	333	–	–	510
Total equity	–	–	13,327	1,216	–	14,543	3,000	(1,320)	–	16,223

Contract liabilities and unallocated surplus of with-profits funds	89,243	25,615	36,224	–	–	151,082	–	–	–	151,082
Core structural borrowings	–	–	–	–	–	–	–	6,404	–	6,404
Operational borrowings	156	–	107	21	–	284	–	611	–	895
Other liabilitiesnote (v)	9,831	2,130	8,144	318	(67)	20,356	–	700	(3,299)	17,757
Liabilities held for distributionnote (vii)	–	–	–	–	–	–	332,760	–	–	332,760
Total liabilities	99,230	27,745	44,475	339	(67)	171,722	332,760	7,715	(3,299)	508,898
Total equity and liabilities	99,230	27,745	57,802	1,555	(67)	186,265	335,760	6,395	(3,299)	525,121

	31 Dec 2021 $m
	Asia and Africa
	Insurance
	With -profits	Unit-linked	Other	Eastspring	Elimina- tions	Total	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)	note (i)	note (i)
Debt securities:
Sovereign debt
Indonesia	414	598	609	11	–	1,632	–	–	1,632
Singapore	3,684	550	1,068	126	–	5,428	–	–	5,428
Thailand	–	–	1,577	3	–	1,580	–	–	1,580
United Kingdom	–	7	–	–	–	7	226	–	233
United States	28,552	47	3,525	–	–	32,124	–	–	32,124
Vietnam	–	20	3,022	–	–	3,042	–	–	3,042
Other (predominantly Asia)	2,030	720	4,001	21	–	6,772	–	–	6,772
Subtotal	34,680	1,942	13,802	161	–	50,585	226	–	50,811
Other government bonds
AAA	1,472	86	246	–	–	1,804	–	–	1,804
AA+ to AA-	45	2	12	–	–	59	–	–	59
A+ to A-	667	119	304	–	–	1,090	–	–	1,090
BBB+ to BBB-	121	16	116	–	–	253	–	–	253
Below BBB- and unrated	204	15	450	–	–	669	–	–	669
Subtotalnote(vi)	2,509	238	1,128	–	–	3,875	–	–	3,875
Corporate bonds
AAA	1,222	236	411	–	–	1,869	–	–	1,869
AA+ to AA-	2,203	359	1,858	–	–	4,420	–	–	4,420
A+ to A-	9,046	675	5,294	–	–	15,015	–	–	15,015
BBB+ to BBB-	9,523	1,711	5,105	–	–	16,339	–	–	16,339
Below BBB- and unrated	4,009	678	1,827	–	–	6,514	–	–	6,514
Subtotalnote(vi)	26,003	3,659	14,495	–	–	44,157	–	–	44,157
Asset-backed securities
AAA	88	6	74	–	–	168	–	–	168
AA+ to AA-	6	1	4	–	–	11	–	–	11
A+ to A-	26	–	17	–	–	43	–	–	43
BBB+ to BBB-	15	–	9	–	–	24	–	–	24
Below BBB- and unrated	2	2	1	–	–	5	–	–	5
Subtotalnote(vi)	137	9	105	–	–	251	–	–	251
Total debt securitiesnote (ii)	63,329	5,848	29,530	161	–	98,868	226	–	99,094
Loans:
Mortgage loans	–	–	150	–	–	150	–	–	150
Policy loans	1,365	–	368	–	–	1,733	–	–	1,733
Other loans	668	–	11	–	–	679	–	–	679
Total loans	2,033	–	529	–	–	2,562	–	–	2,562
Equity securities and holdings in collective investment schemes:
Direct equities	10,290	12,812	2,286	84	–	25,472	683	–	26,155
Collective investment schemes	23,950	7,704	3,787	3	–	35,444	2	–	35,446
Total equity securities and holdings in collective investment schemes	34,240	20,516	6,073	87	–	60,916	685	–	61,601
Other financial investmentsnote (iii)	1,561	149	2,318	106	–	4,134	1,088	–	5,222
Total financial investments	101,163	26,513	38,450	354	–	166,480	1,999	–	168,479
Investment properties	–	–	38	–	–	38	–	–	38
Investments in joint ventures and associates accounted for using the equity method	–	–	1,878	305	–	2,183	–	–	2,183
Cash and cash equivalents	905	911	1,444	181	–	3,441	3,729	–	7,170
Reinsurers' share of insurance contract liabilities	225	–	9,528	–	–	9,753	–	–	9,753
Other assetsnote (iv)	1,184	166	9,191	759	(51)	11,249	3,608	(3,378)	11,479
Total assets	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102

Shareholders' equity	–	–	14,289	1,120	–	15,409	1,679	–	17,088
Non-controlling interests	–	–	45	131	–	176	–	–	176
Total equity	–	–	14,334	1,251	–	15,585	1,679	–	17,264

Contract liabilities and unallocated surplus of with-profits funds	94,002	25,651	37,646	–	–	157,299	–	–	157,299
Core structural borrowings	–	–	–	–	–	–	6,127	–	6,127
Operational borrowings	142	–	106	18	–	266	595	–	861
Other liabilitiesnote (v)	9,333	1,939	8,443	330	(51)	19,994	935	(3,378)	17,551
Total liabilities	103,477	27,590	46,195	348	(51)	177,559	7,657	(3,378)	181,838
Total equity and liabilities	103,477	27,590	60,529	1,599	(51)	193,144	9,336	(3,378)	199,102
Notes
(i)
‘With-profits’ comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. ‘Unit-linked’ comprises the assets and liabilities held in the unit-linked funds. ‘Other’ includes assets and liabilities of other participating business and other non-linked shareholder-backed business.
(ii)
Of the Group’s debt securities, the following amounts were held by the consolidated investment funds:

	2022 $m	2021 $m
Continuing operations:	30 Jun	30 Jun	31 Dec
Debt securities held by consolidated investment funds	12,090	14,791	15,076

(iii)
Other financial investments comprise derivative assets and deposits.
(iv)
Of total ‘Other assets’ at 30 June 2022, there are:
-
Property, plant and equipment (PPE) of $405 million (30 June 2021: $525 million; 31 December 2021: $478 million). During half year 2022, the Group made additions of $26 million of PPE (half year 2021: $24 million; full year 2021: $95 million), of which $12 million relates to right-of-use assets (half year 2021: $5 million; full year 2021: $59 million).
-
Premiums receivable of $718 million (30 June 2021: $758 million; 31 December 2021: $912 million), of which $688 million (30 June 2021: $715 million; 31 December 2021: $872 million) are due within one year.
(v)
Within ’Other liabilities’ at 30 June 2022 are accruals, deferred income and other liabilities of $8,103 million (30 June 2021: $8,017 million; 31 December 2021: $7,983 million), of which $5,737 million (30 June 2021: $7,133 million; 31 December 2021: $5,972 million) are due within one year.
(vi)
The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor’s, Moody’s and Fitch Solutions and their respective affiliates and suppliers (‘Content Providers’) is referred to here as the ‘Content’. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.
(vii)
Assets and liabilities held for distribution at 30 June 2021 related to the Group’s US operations (Jackson) which were classified as discontinued operations in half year 2021 and demerged in September 2021, as discussed in note D1.2. The condensed consolidated statement of financial position at 30 June 2021 has been presented after the elimination of all intragroup balances between the continuing and discontinued US operations.

C2
Fair value measurement

C2.1
Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the carrying value of loans and receivables is presented net of provisions for impairment. The fair value of loans is estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than subordinated debt, senior debt and derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued assets and liabilities, refer to note C2.1 of the Group IFRS financial statements for the year ended 31 December 2021.

Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity.

The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2
Fair value measurement hierarchy of Group assets and liabilities
(a)
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss at 30 June 2022, except for $325 million of financial assets classified as available-for-sale (30 June 2021: nil; 31 December 2021: $909 million). In the current year all of this related to the Group’s retained interest in Jackson’s equity securities (30 June 2021: nil; 31 December 2021: $683 million). All assets and liabilities held at fair value are measured on a recurring basis. As of 30 June 2022, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Financial instruments at fair value

	30 Jun 2022 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (i)	note (ii)
Loans	–	471	4	475
Equity securities and holdings in collective investment schemes	49,727	7,193	577	57,497
Debt securities	57,125	21,954	40	79,119
Derivative assets	48	134	–	182
Derivative liabilities	(461)	(310)	–	(771)
Total financial investments, net of derivative liabilities	106,439	29,442	621	136,502
Investment contract liabilities without discretionary participation features	–	(727)	–	(727)
Net asset value attributable to unit holders of consolidated investment funds	(4,546)	(3)	–	(4,549)
Total financial instruments at fair value	101,893	28,712	621	131,226
Percentage of total (%)	78%	22%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value:
With-profits	66,775	15,612	503	82,890
Unit-linked	21,201	2,084	4	23,289
Non-linked shareholder-backed business	18,463	11,746	114	30,323
Total financial investments net of derivative liabilities, at fair value	106,439	29,442	621	136,502
Percentage of total (%)	78%	22%	0%	100%

Total financial investments net of derivative liabilities, at fair value	106,439	29,442	621	136,502
Other financial liabilities at fair value	(4,546)	(730)	–	(5,276)
Total financial instruments at fair value	101,893	28,712	621	131,226

	30 Jun 2021 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
Continuing operations:		note (i)	note (ii)
Loans	–	560	5	565
Equity securities and holdings in collective investment schemes	52,299	7,695	472	60,466
Debt securities	75,221	17,475	32	92,728
Derivative assets	391	94	–	485
Derivative liabilities	(192)	(220)	–	(412)
Total financial investments, net of derivative liabilities	127,719	25,604	509	153,832
Investment contract liabilities without discretionary participation features	–	(825)	–	(825)
Net asset value attributable to unit holders of consolidated investment funds	(5,770)	–	–	(5,770)
Total financial instruments at fair value	121,949	24,779	509	147,237
Percentage of total (%)	83%	17%	0%	100%

Analysed by business type:
Financial investments net of derivative liabilities, at fair value
With-profits	80,526	12,874	415	93,815
Unit-linked	25,279	985	–	26,264
Non-linked shareholder-backed business	21,914	11,745	94	33,753
Total financial investments net of derivative liabilities, at fair value	127,719	25,604	509	153,832
Percentage of total (%)	83%	17%	0%	100%

Total financial investments net of derivative liabilities, at fair value	127,719	25,604	509	153,832
Other financial liabilities at fair value	(5,770)	(825)	–	(6,595)
Total financial instruments at fair value	121,949	24,779	509	147,237

	31 Dec 2021 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (i)	note (ii)
Loans	–	616	5	621
Equity securities and holdings in collective investment schemes	54,107	6,917	577	61,601
Debt securities	76,049	22,987	58	99,094
Derivative assets	359	122	–	481
Derivative liabilities	(146)	(116)	–	(262)
Total financial investments, net of derivative liabilities	130,369	30,526	640	161,535
Investment contract liabilities without discretionary participation features	–	(814)	–	(814)
Net asset value attributable to unit holders of consolidated investment funds	(5,618)	(46)	–	(5,664)
Total financial instruments at fair value	124,751	29,666	640	155,057
Percentage of total (%)	81%	19%	0%	100%

Analysed by business type:
Financial investments net of derivative liabilities, at fair value
With-profits	82,489	15,438	506	98,433
Unit-linked	24,024	2,343	5	26,372
Non-linked shareholder-backed business	23,856	12,745	129	36,730
Total financial investments net of derivative liabilities, at fair value	130,369	30,526	640	161,535
Percentage of total (%)	81%	19%	0%	100%

Total financial investments net of derivative liabilities, at fair value	130,369	30,526	640	161,535
Other financial liabilities at fair value	(5,618)	(860)	–	(6,478)
Total financial instruments at fair value	124,751	29,666	640	155,057

Notes
(i)
Of the total level 2 debt securities of $21,954 million at 30 June 2022, (30 June 2021: $17,475 million; 31 December 2021: $22,987 million), $33 million (30 June 2021: $163 million; 31 December 2021: $24 million) are valued internally.
(ii)
At 30 June 2022, the Group held $621 million (30 June 2021: $509 million; 31 December 2021: $640 million) of net financial instruments at fair value within level 3. This represents less than 0.5 per cent of the total fair valued financial assets, net of financial liabilities, for all periods and comprises the following:

–
Equity securities and holdings in collective investment schemes of $577 million (30 June 2021: $472 million; 31 December 2021: $577 million) consisting primarily of property and infrastructure funds held by the participating funds, which are externally valued using the net asset value of the invested entities. Equity securities of $1 million (30 June 2021: $4 million; 31 December 2021: $1 million) are internally valued, representing less than 0.1 per cent for all periods of the total fair valued financial assets net of financial liabilities. Internal valuations are inherently more subjective than external valuations; and
–
Other sundry individual financial instruments of a net asset of $44 million (30 June 2021: $37 million; 31 December 2021: $63 million).

Of the net financial instruments of $621 million at 30 June 2022 (30 June 2021: $509 million; 31 December 2021: $640 million) referred to above:

–
A net asset of $507 million (30 June 2021: $415 million; 31 December 2021: $511 million) is held by the Group’s with-profits and unit-linked funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments; and
–
A net asset of $114 million (30 June 2021: $94 million; 31 December 2021: $129 million) is held to support non-linked shareholder-backed business, of which $112 million (30 June 2021: $90 million; 31 December 2021: $112 million) are primarily private equity investments and corporate bonds externally valued using the net asset value of the invested entities and external prices adjusted to reflect the specific known conditions relating the these bonds (eg distressed securities) and are therefore inherently less subjective than internal valuations. If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(11) million (30 June 2021: $(9) million; 31 December 2021: $(26) million), which would reduce shareholders’ equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

(b)
Transfers into and transfers out of levels
The Group’s policy is to recognise transfers into and out of levels as of the end of each reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During the first half of 2022, the transfers between levels within the portfolios were primarily transfers from level 1 to level 2 of $3,867 million and transfers from level 2 to level 1 of $1,603 million. These transfers primarily reflect the change in the observed valuation inputs of equity securities and debt securities and, in certain cases, the change in the level of trading activities of the securities. There were transfers from level 3 to level 2 of $15 million in the period.

Reconciliation of movements in level 3 assets and liabilities measured at fair value
The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the period to that presented at the end of the period.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity’s overseas investments. Total gains and losses recorded in other comprehensive income from continuing operations comprises the translation of investments into the Group's presentational currency of US dollars.

	Half year 2022 $m
	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at beginning of period	5	577	58	640
Total losses in income statementnote	(1)	(47)	(1)	(49)
Total losses recorded in other comprehensive income	–	(14)	(2)	(16)
Purchases and other additions	–	61	–	61
Transfers out of level 3	–	–	(15)	(15)
Balance at end of period	4	577	40	621

	Half year 2021 $m
Continuing operations	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at beginning of period	6	445	33	484
Total (losses) gains in income statementnote	(1)	21	–	20
Total losses recorded in other comprehensive income	–	(5)	(1)	(6)
Purchases and other additions	–	11	–	11
Balance at end of period	5	472	32	509

	Full year 2021 $m
Continuing operations	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Group total
Balance at beginning of year	6	445	33	484
Total (losses) gains in income statementnote	(1)	6	(3)	2
Total losses recorded in other comprehensive income	–	(5)	(2)	(7)
Purchases and other additions	–	143	–	143
Transfers (out of) into level 3	–	(12)	30	18
Balance at end of year	5	577	58	640

Note
Of the total net (losses) gains in the income statement of $(49) million at half year 2022 (half year 2021: $20 million; full year 2021: $2 million), $(26) million (half year 2021: $20 million; full year 2021: $2 million) relates to net unrealised gains and losses of financial instruments still held at the end of the period, which can be analysed as follows:

	2022 $m	2021 $m
	Half year	Half year	Full year
Loans	(1)	(1)	(1)
Equity securities and holdings in collective investment schemes	(24)	21	6
Debt securities	(1)	–	(3)
Total net (losses) gains	(26)	20	2

(c)
Assets and liabilities at amortised cost and their fair value
The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below, as these are carried at amortised cost which approximates fair value. The carrying value of investment contracts with discretionary participation features is on an IFRS 4 basis, which is also excluded from the analysis below, as it is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.

	2022 $m			2021 $m
	30 Jun		30 Jun		31 Dec
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets:
Loans	1,954	2,103	1,875	2,245	1,941	2,152
Liabilities:
Core structural borrowings of shareholder-financed businesses	(4,266)	(4,073)	(6,404)	(7,029)	(6,127)	(6,565)
Operational borrowings (excluding lease liabilities)	(568)	(568)	(500)	(500)	(514)	(514)
Obligations under funding, securities lending and sale and repurchase agreements	(799)	(799)	(396)	(396)	(223)	(223)
Total net financial assets (liabilities) at amortised cost	(3,679)	(3,337)	(5,425)	(5,680)	(4,923)	(5,150)

C3
Policyholder liabilities and unallocated surplus

C3.1
Policyholder liabilities and unallocated surplus by business type
(a)
Movement in policyholder liabilities and unallocated surplus of with-profits funds
The items below represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed for the insurance operations of the Group. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items are shown gross of external reinsurance.

	Half year 2022 $m
	With-	Shareholder-backed business		Total
	profits business	Unit-linked liabilities	Other business
At beginning of period	94,002	34,756	48,496	177,254
Comprising:
Policyholder liabilities on the balance sheet	88,618	25,651	37,646	151,915
Unallocated surplus of with-profits funds on the balance sheetnote (i)	5,384	–	–	5,384
Group's share of policyholder liabilities relating to joint ventures and associatesnote (ii)	–	9,105	10,850	19,955
Premiums:note (iii)
New business	1,456	1,231	1,607	4,294
In-force	2,867	1,219	2,694	6,780
	4,323	2,450	4,301	11,074
Surrendersnotes (iii)(iv)	(558)	(1,426)	(293)	(2,277)
Maturities/deaths/other claim events	(993)	(127)	(842)	(1,962)
Net flows	2,772	897	3,166	6,835
Shareholders' transfers post tax	(74)	–	–	(74)
Investment-related items and other movementsnote (v)	(16,422)	(2,396)	(12,391)	(31,209)
Foreign exchange translation differencesnote (vi)	(1,297)	(1,522)	(1,563)	(4,382)
At end of period	78,981	31,735	37,708	148,424
Comprising:
Policyholder liabilities on the balance sheet	74,413	23,037	26,079	123,529
Unallocated surplus of with-profits funds on the balance sheetnote (i)	4,568	–	–	4,568
Group's share of policyholder liabilities relating to joint ventures and associatesnote (ii)	–	8,698	11,629	20,327

	Half year 2021 $m
	With-	Shareholder-backed business		Total
Continuing operations:	profits business	Unit-linked liabilities	Other business	Asia and Africa
At beginning of period	86,410	32,506	46,639	165,555
Comprising:
Policyholder liabilities on the balance sheet	81,193	25,433	38,107	144,733
Unallocated surplus of with-profits funds on the balance sheetnote (i)	5,217	–	–	5,217
Group's share of policyholder liabilities relating to joint ventures and associatesnote (ii)	–	7,073	8,532	15,605
Premiums:note (iii)
New business	900	1,237	942	3,079
In-force	3,617	1,211	2,469	7,297
	4,517	2,448	3,411	10,376
Surrendersnotes (iii)(iv)	(393)	(1,724)	(410)	(2,527)
Maturities/deaths/other claim events	(852)	(101)	(505)	(1,458)
Net flows	3,272	623	2,496	6,391
Shareholders' transfers post-tax	(62)	–	–	(62)
Investment-related items and other movementsnote (v)	201	997	(2,994)	(1,796)
Foreign exchange translation differencesnote (vi)	(578)	(532)	(230)	(1,340)
At end of period	89,243	33,594	45,911	168,748
Comprising:
Policyholder liabilities on the balance sheet	82,970	25,615	36,224	144,809
Unallocated surplus of with-profits funds on the balance sheetnote (i)	6,273	–	–	6,273
Group's share of policyholder liabilities relating to joint ventures and associatesnote (ii)	–	7,979	9,687	17,666

Average policyholder liability balancesnote (vii)
Half year 2022	81,516	33,245	43,102	157,863
Half year 2021	82,082	33,050	46,275	161,407

Notes
(i)
Unallocated surplus of with-profits funds represents the excess of assets over policyholder liabilities, determined in accordance with the Group’s accounting policies, that have yet to be appropriated between policyholders and shareholders for the Group’s with-profits funds in Hong Kong and Malaysia. In Hong Kong, the unallocated surplus includes the shareholders’ share of expected future bonuses, with the expected policyholder share being included in policyholder liabilities. Any excess of assets over liabilities and amounts expected to be paid out by the fund on future bonuses is also included in the unallocated surplus.
(ii)
The Group’s investments in joint ventures and associates are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the life business of CPL, India and the Takaful business in Malaysia.
(iii)
The analysis includes the impact of premiums, claims and investment movements on policyholders’ liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above are after any deductions for fees/charges; claims (surrenders, maturities, deaths and other claim events) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder. The analysis also includes net flows of the Group’s insurance joint ventures and associate.
(iv)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) was 2.1 per cent in half year 2022 (half year 2021: 2.7 per cent).
(v)
Investment-related items and other movements in the first half of 2022 primarily represents the effects of higher interest rates on the discount rates applied in the measurement of the policyholder liabilities, together with bond losses due to rising interest rates and lower level of investment returns from equities following the falls in equity markets. Other business also includes the effect of the early adoption of the Risk-based Capital Regime in Hong Kong as discussed in note C3.2 below.
(vi)
Movements in the period have been translated at the average exchange rates for the period ended 30 June 2022 and 2021. The closing balance has been translated at the closing spot rates as at 30 June 2022 and 2021. Differences upon retranslation are included in foreign exchange translation differences.
(vii)
Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the period, and exclude unallocated surplus of with-profits funds.

C3.2
Reconciliation of gross and reinsurers’ share of policyholder liabilities and unallocated surplus
Further analysis of the movement in the period of the Group’s gross contract liabilities, reinsurers’ share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associates) is provided below:

	Half year 2022 $m
	Contract liabilities	Reinsurers' share of insurance contract liabilities	Unallocated surplus of with-profits funds
At beginning of period	151,915	(9,753)	5,384
(Income) expense included in the income statementnote (i)	(25,193)	6,942	(779)
Other movementsnote (ii)	69	–	–
Foreign exchange translation differences	(3,262)	61	(37)
At end of period	123,529	(2,750)	4,568

	Half year 2021 $m
	Contract liabilities	Reinsurers' share of insurance contract liabilities	Unallocated surplus of with-profits funds
At beginning of period	441,246	(46,595)	5,217
Reclassification of US operations as held for distribution	(296,513)	35,232	–
Expense included in the income statementnote (i)	1,354	1,450	1,070
Other movementsnote (ii)	25	–	–
Foreign exchange translation differences	(1,303)	22	(14)
At end of period	144,809	(9,891)	6,273

Notes
(i)
The total charge for benefit and claims in half year 2022 shown in the income statement comprises the amounts shown as ‘(Income) expense included in the income statement’ in the table above together with claims paid of $(4,406) million in the period (half year 2021: $(4,143) million) and claim amounts attributable to reinsurers of $202 million (half year 2021: $269 million).
(ii)
Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.

The segmental analysis of the total charge for benefit and claims and movement in unallocated surplus, net of reinsurance in the income statement is shown below. The CPL segment is a joint venture accounted for using the equity method under IFRS, with the Group’s share of its results net of related tax presented in a single line within the Group’s profit before tax, and therefore not shown in the analysis of benefit and claims items below.

	Half year 2022 $m
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total segment
Claims incurred, net of reinsurance	(894)	(609)	(533)	(1,345)	(887)	(4,268)
Decrease in policyholder liabilities, net of reinsurance	13,090	187	157	2,865	2,016	18,315
Movement in unallocated surplus of with-profits funds	660	–	119	–	–	779
Benefits and claims and movement in unallocated surplus, net of reinsurance	12,856	(422)	(257)	1,520	1,129	14,826

	Half year 2021 $m
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total segment
Claims incurred, net of reinsurance	(818)	(602)	(482)	(1,346)	(755)	(4,003)
(Increase) decrease in policyholder liabilities, net of reinsurance	(369)	266	(68)	(2,197)	(307)	(2,675)
Movement in unallocated surplus of with-profits funds	(1,121)	–	51	–	–	(1,070)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(2,308)	(336)	(499)	(3,543)	(1,062)	(7,748)

Hong Kong Risk-based Capital Regime
In April 2022, the Group’s Hong Kong life business (PHKL) received approval from the Hong Kong Insurance Authority to early adopt the Hong Kong Risk-based Capital (HK RBC) regime with effect from 1 January 2022. In light of this development and given that the measurement technique set out within the local regulatory basis has been applied by PHKL to calculate IFRS liabilities, the Group has refined the reserving methodology of PHKL by reference to the method applied under the new HK RBC regime. Under the basis previously applied, liabilities of non-participating business were generally determined on a net premium valuation basis to determine the future policyholder benefit provisions, subject to minimum floors. Using the principles underpinning the HK RBC regime, the IFRS reserving basis has been refined at 30 June 2022 to one that is based on a gross premium valuation basis (including an allowance for the uncertainty of non-hedgeable risks), subject to minimum floors. Depending on the product, the minimum floor is set at the policyholder’s asset share or guaranteed cash surrender value or at a constraint that on day one no negative reserve exists at a product level. This new measurement technique better estimates the liability and brings the estimation basis for PHKL more in line with that used by the Group’s other insurance operations. This change of estimate has reduced policyholder liabilities (net of reinsurance) and increased profit before tax for the first half of 2022 by $945 million.

There has been no change to the reserving basis for with-profits liabilities, which under the Group’s accounting policy are valued under the realistic basis in accordance with the requirements of the “grandfathered” UK standard FRS 27 ‘Life Assurance’.

C4
Intangible assets

C4.1
Goodwill
Goodwill shown on the consolidated statement of financial position at 30 June 2022 represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses. There has been no impairment as at 30 June 2022.

	2022 $m	2021 $m
	30 Jun	30 Jun	31 Dec
Carrying value at beginning of period	907	961	961
Exchange differences	(36)	(35)	(54)
Carrying value at end of period	871	926	907

C4.2
Deferred acquisition costs and other intangible assets

	2022 $m	2021 $m
	30 Jun	30 Jun	31 Dec
Shareholder-backed business:
DAC related to insurance contracts as classified under IFRS 4	2,845	2,468	2,776
DAC related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	39	37	39
DAC related to insurance and investment contracts	2,884	2,505	2,815
Distribution rights	3,626	3,765	3,782
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4	22	31	28
Other intangibles	180	150	184
Present value of acquired in-force and other intangibles	3,828	3,946	3,994
Total of DAC and other intangible assets attributable to shareholdersnote (i)	6,712	6,451	6,809
Other intangible assets, including computer software, attributable to with-profits funds	38	74	49
Total of deferred acquisition costs and other intangible assets	6,750	6,525	6,858

Notes
(i)
Movement in DAC and other intangible assets attributable to shareholders is shown below:

	2022 $m				2021 $m
		Distribution	Other	Half year	Half year	Full year
	DAC	rights	intangibles	Total	Total	Total
		note (ii)	note (iii)
Balance at beginning of period	2,815	3,782	212	6,809	20,275	20,275
Removal of discontinued US operations	–	–	–	–	(13,881)	(13,881)
Additions	426	44	27	497	475	1,185
Amortisation to the income statement	(249)	(143)	(27)	(419)	(331)	(651)
Disposals and transfers	–	–	(3)	(3)	(3)	(7)
Exchange differences and other movements	(108)	(57)	(7)	(172)	(84)	(112)
Balance at end of period	2,884	3,626	202	6,712	6,451	6,809

(ii)
Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of the bancassurance partnership arrangements for the bank distribution of Prudential’s insurance products for a fixed period of time. The distribution rights amounts are amortised on a basis to reflect the pattern in which the future economic benefits are expected to be consumed by reference to new business production levels.
(iii)
Other intangibles comprise present value of acquired in-force (PVIF) related to insurance contracts and other intangible assets such as software rights. Software rights include additions of $17 million, amortisation of $(13) million, disposals of $(2) million, foreign exchange of $(6) million and closing balance at 30 June 2022 of $110 million (30 June 2021: $81 million; 31 December 2021: $114 million).

C5
Borrowings

C5.1
Core structural borrowings of shareholder-financed businesses

	2022 $m	2021 $m
	30 Jun	30 Jun	31 Dec
Subordinated debt:
US$250m 6.75% Notesnote (i)	–	250	–
US$300m 6.5% Notesnote (i)	–	300	–
US$700m 5.25% Notesnote (i)	–	700	–
US$1,000m 5.25% Notesnote (i)	–	1,000	1,000
US$725m 4.375% Notesnote (iii)	–	725	725
US$750m 4.875% Notes	749	747	748
€20m Medium Term Notes 2023	21	24	23
£435m 6.125% Notes 2031	524	596	584
US$1,000m 2.95% Notes 2033note (ii)	995	–	995
Senior debt:note (iv)
£300m 6.875% Notes 2023	363	411	404
£250m 5.875% Notes 2029	282	317	313
$1,000m 3.125% Notes 2030	986	984	985
$350m 3.625% Notes 2032note (v)	346	–	–
Bank loans:
$350m Loan 2024note (v)	–	350	350
Total core structural borrowings of shareholder-financed businesses	4,266	6,404	6,127

Notes
(i)
The US$250 million, US$300 million, US$700 million notes were redeemed on 23 December 2021 and the US$1,000 million notes were redeemed on 20 January 2022 using the proceeds from the issuance of ordinary shares in October 2021.
(ii)
In November 2021, the Company issued US$1,000 million 2.95 per cent subordinated debt maturing on 3 November 2033 with proceeds, net of costs, of $995 million.
(iii)
The US$725 million note was redeemed on 20 January 2022 using the proceeds from the US$1,000 million subordinated debt issued in November 2021.
(iv)
The senior debt ranks above subordinated debt in the event of liquidation.
(v)
In March 2022, the Company issued US$350 million 3.625 per cent senior debt maturing on 24 March 2032 with proceeds, net of costs, of $346 million, which was used to redeem the US$350 million bank loan in May 2022.

C5.2
Operational borrowings

	2022 $m	2021 $m
	30 Jun	30 Jun	31 Dec
Shareholder-financed business:
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	544	500	500
Lease liabilities under IFRS 16	177	239	209
Other borrowings	5	–	10
Operational borrowings attributable to shareholder-financed businesses	726	739	719
With profits business:
Lease liabilities under IFRS 16	109	156	138
Other borrowings	19	–	4
Operational borrowings attributable to with-profits businesses	128	156	142
Total operational borrowings	854	895	861

C6
Sensitivity analysis to key market risks

The Group’s risk framework and the management of risks attaching to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the Risk review report. The following sections set out the sensitivity of the Group’s profit or loss and shareholders’ equity to instantaneous changes in interest rates and equity levels, which are then assumed to remain unchanged for the long term. Further information of the Group’s sensitivity to key risks was set out in the Group’s financial statements for the year ended 31 December 2021.

C6.1
Insurance operations
The table below shows the sensitivity of shareholders’ equity as at 30 June 2022, 30 June 2021 and 31 December 2021 for insurance operations to the following market risks:

–
1 per cent increase and 0.5 per cent decrease in interest rates (based on local government bond yields at the valuation date) in isolation and subject to a floor of zero; and
–
Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivities below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Where liabilities are valued using historic average rates for a short period (ie up to three years), the valuation interest rates are adjusted to assume a parallel increase or decrease in the interest rates used in the averaging approach to reflect the impact that could be seen in the near term. These sensitivities do not include credit risk sensitivities, such as movements in credit spreads, and hence the valuation of debt securities and policyholder liabilities. A one-letter credit downgrade in isolation (ie ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders’ equity.

Net effect on shareholders' equity from insurance operations	2022 $m	2021 $m
	30 Jun	30 Jun	31 Dec
Shareholders’ equity of insurance operations	13,308	13,287	14,289

Sensitivity to key market risks:note
Interest rates and consequential effects – 1% increase	(680)	(533)	(796)
Interest rates and consequential effects – 0.5% decrease	121	(381)	137
Equity/property market values – 10% rise	305	387	372
Equity/property market values – 20% fall	(750)	(803)	(787)

Note
The effect from the changes in interest rates or equity and property prices above, if they arose, would impact profit after tax for the insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders’ equity. In the context of the Group, the results of the Africa insurance operations are not materially impacted by interest rate or equity rate changes.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the insurance operations to movements in interest rates depends upon the degree to which the liabilities under the ‘grandfathered’ IFRS 4 measurement basis reflects market interest rates from period to period. This varies by business unit.

For example:

–
Certain businesses (Taiwan and India) apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements; and
–
The level of options and guarantees in the products written in a particular business unit will affect the degree of sensitivity to interest rate movements.

The sensitivity of the insurance operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

The ‘increase of 1%’ sensitivities reflects that, for many operations the impact of interest rate movements on the value of government and corporate bond investments dominates, namely bonds are expected to decrease in value as interest rates increase to a greater extent than the offsetting decrease in liabilities from a corresponding change in discount rates. This arises because the discount rate in some operations does not fluctuate in line with interest rate movements.

Following a general increase in interest rates over 2021 and first half of 2022, under a 0.5% decrease interest rate scenario for most operations asset gains exceed the increases in liabilities resulting in an overall small positive impact of an instantaneous decrease of rates.

Movements in equities backing with-profits and unit-linked business have been excluded from the equity and property sensitivities as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the instantaneous sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group’s joint venture and associate businesses. Generally, changes in equity and property investment values held outside unit-linked and with-profits funds are not directly offset by movements in non-linked policyholder liabilities. For Hong Kong’s non-participating business, liabilities largely reflect asset shares post the adoption of HK RBC and therefore the consequential movements in equities are offset by movements in policyholder liabilities.

C6.2
Eastspring and central operations
The profit for the period of Eastspring is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change, with a consequential impact on profitability.

Eastspring holds a small amount of investments direct on its balance sheet, including investments in respect of seeding capital into retail funds it sells to third parties (see note C.1). Eastspring’s profit will therefore have some exposure to the market movements of these investments.

At 30 June 2022, the Group’s central operations held a 14.3 per cent (31 December 2021: 18.4 per cent) economic interest in the equity securities of Jackson. These equity securities are listed on the New York Stock Exchange and classified as ‘available-for-sale’ with a fair value of $325 million at 30 June 2022 (31 December 2021: $683 million). If the value of these securities decreased by 20 per cent, the change in valuation would be $(65) million (31 December 2021: $(137) million), which would reduce shareholders’ equity by this amount before tax, all of which would pass through other comprehensive income outside of the profit or loss.

C7
Deferred tax assets and liabilities

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

			Half year 2022 $m
		Balance at beginning of period	Movement in income statement	Other movements including foreign exchange movements	Balance at end of period
Deferred tax assets
Unrealised losses or gains on investments		3	173	(7)	169
Balances relating to investment and insurance contracts		34	1	(34)	1
Short-term temporary differences		162	32	(10)	184
Unused tax losses		67	(41)	(2)	24
Total deferred tax assets		266	165	(53)	378

Deferred tax liabilities
Unrealised losses or gains on investments		(242)	99	6	(137)
Balances relating to investment and insurance contracts		(2,125)	(52)	113	(2,064)
Short-term temporary differences		(495)	(25)	22	(498)
Total deferred tax liabilities		(2,862)	22	141	(2,699)

	Half year 2021 $m
	Balance at beginning of period	Removal of discontinued US operations	Movement in income statement	Other movements including foreign exchange movements	Balance at end of period
Deferred tax assets
Unrealised losses or gains on investments	–	–	1	–	1
Balances relating to investment and insurance contracts	87	–	(1)	(37)	49
Short-term temporary differences	4,662	(4,513)	5	(3)	151
Unused tax losses	109	(29)	16	1	97
Total deferred tax assets	4,858	(4,542)	21	(39)	298

Deferred tax liabilities
Unrealised losses or gains on investments	(1,063)	691	73	2	(297)
Balances relating to investment and insurance contracts	(1,765)	–	(322)	71	(2,016)
Short-term temporary differences	(3,247)	2,832	(14)	7	(422)
Total deferred tax liabilities	(6,075)	3,523	(263)	80	(2,735)

	Full year 2021 $m
	Balance at beginning of year	Removal of discontinued US operations	Movement in income statement	Other movements including foreign exchange movements	Balance at end of year
Deferred tax assets
Unrealised losses or gains on investments	–	–	3	–	3
Balances relating to investment and insurance contracts	87	–	(16)	(37)	34
Short-term temporary differences	4,662	(4,513)	15	(2)	162
Unused tax losses	109	(29)	(14)	1	67
Total deferred tax assets	4,858	(4,542)	(12)	(38)	266

Deferred tax liabilities
Unrealised losses or gains on investments	(1,063)	691	127	3	(242)
Balances relating to investment and insurance contracts	(1,765)	–	(433)	73	(2,125)
Short-term temporary differences	(3,247)	2,832	(87)	7	(495)
Total deferred tax liabilities	(6,075)	3,523	(393)	83	(2,862)

C8
Share capital, share premium and own shares

	30 Jun 2022			30 Jun 2021			31 Dec 2021
Issued shares of 5p each	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
fully paid:		$m	$m		$m	$m		$m	$m
Balance at beginning of period	2,746,412,265	182	5,010	2,609,489,702	173	2,637	2,609,489,702	173	2,637
Shares issued under share-based schemes	2,902,591	–	–	6,121,839	–	8	6,142,213	–	8
Shares issued under Hong Kong public offer and international placing in 2021note	–	–	–	–	–	–	130,780,350	9	2,365
Balance at end of period	2,749,314,856	182	5,010	2,615,611,541	173	2,645	2,746,412,265	182	5,010

Note
In October 2021, Prudential completed the issuance of new ordinary shares on the Hong Kong Stock Exchange, resulting in net proceeds and an increase in shareholders’ equity of $2.4 billion. The proceeds from this issuance were used to redeem high coupon debt instruments of US$2.3 billion in total in December 2021 and January 2022, with the remainder used to increase Prudential’s central stock of liquidity, as originally intended and disclosed in Prudential’s prospectus for the issuance. Further details are provided in note C8 of the Group’s consolidated financial statements for the year ended 31 December 2021.

Options outstanding under save as you earn schemes to subscribe for shares at each period end shown below are as follows:

	Number of shares	Share price range		Exercisable
	to subscribe for	from	to	by year
30 Jun 2022	1,734,638	964p	1,455p	2027
30 Jun 2021	1,774,131	964p	1,455p	2026
31 Dec 2021	2,022,535	964p	1,455p	2027

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares (‘own shares’) in relation to its employee share schemes. The cost of own shares of $271 million at 30 June 2022 (30 June 2021: $261 million; 31 December 2021: $267 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2022, 12.7 million (30 June 2021: 11.4 million; 31 December 2021: 11.7 million) Prudential plc shares with a market value of $157 million (30 June 2021: $217 million; 31 December 2021: $201 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 12.7 million which was in June 2022.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The trusts purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost $m
Half year 2022	5.2	69.9
Half year 2021	2.8	60.1
Full year 2021	3.8	81.2

The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased.

A portion of the share purchases in respect of employee incentive plans as shown in the table above were made on the Hong Kong Stock Exchange with the remainder being made on the London Stock Exchange.

D
Other information

D1
Corporate transactions

D1.1
Gain (loss) attaching to corporate transactions

	2022 $m	2021 $m
	Half year	Half year	Full year
Gain (loss) attaching to corporate transactions as shown separately on the condensed consolidated income statementnote	62	(56)	(35)
Loss arising on reinsurance transaction undertaken by the Hong Kong business	(35)	(38)	(59)
Total gain (loss) attaching to corporate transactionsnote B1.1	27	(94)	(94)

Note
The gain (loss) attaching to corporate transactions includes a gain of $60 million (half year 2021: nil; full year 2021: $23 million) from the sale of shares relating to the Group’s retained interest in Jackson post the demerger. Corporate transactions in 2021 also included amounts incurred by Prudential plc (half year 2021: $(28) million; full year 2021: $(30) million) in connection with the separation of Jackson and $(28) million of payment for the termination of loss of office made to the former chief executive of Jackson.

D1.2
Discontinued US operations
On 13 September 2021, the Group completed the separation of its US operations (Jackson) through a demerger, whereby the Group retained a 19.9 per cent non-controlling voting interest (19.7 per cent economic interest). In accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’, the US operations were classified as discontinued. The 2021 income statement included the results of Jackson up to 13 September 2021, the date of demerger.

The retained interest in Jackson is reported within the consolidated statement of financial position as a financial investment at fair value and is included in ‘Unallocated to a segment (central operations)’ for segmental analysis. This investment has been classified as available-for-sale under IAS 39. In December 2021, Jackson repurchased 2.2 million shares of its Class A common stock from Prudential, reducing Prudential’s remaining economic interest in Jackson to 18.4 per cent as of 31 December 2021 (18.5 per cent voting interest). During the first six months of 2022, further transactions have reduced the Group’s holding to 14.3 per cent economic interest (14.3 per cent voting interest) at 30 June 2022, realising a gain of $60 million. The fair value of the Group’s holding at 30 June 2022 was $325 million.

The results for the discontinued US operations presented in the consolidated financial statements for the period up to the demerger in September 2021 are analysed below.

(a)
Income statement

	2021 $m
	Half year	Full year
Total revenue, net of reinsurance	35,379	45,972
Total charge, net of reinsurance	(33,209)	(43,655)
Profit before tax	2,170	2,317
Tax charge	(370)	(363)
Profit after tax	1,800	1,954
Remeasurement to fair valuenote (i)	(7,507)	(8,259)
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled from other comprehensive incomenote (ii)	–	1,278
Loss for the period	(5,707)	(5,027)

Attributable to:
Equity holders of the Company	(5,073)	(4,234)
Non-controlling interests	(634)	(793)
Loss for the period	(5,707)	(5,027)

Notes
(i)
The loss on remeasurement to fair value on demerger was recognised in accordance with IFRIC 17, ‘Distribution of non-cash assets to owners’ as described above.
(ii)
In accordance with IFRS, as a result of the demerger of Jackson, accumulated balances previously recognised through other comprehensive income relating to financial instruments held by Jackson classified as available-for-sale and historical net investment hedges were recycled from other comprehensive income to the results of discontinued operations in the consolidated income statement. Total shareholders’ equity is unchanged as a result of this recycling.

(b)
Total comprehensive income

	2021 $m
	Half year	Full year
Loss for the period	(5,707)	(5,027)
Other comprehensive loss:
Valuation movements on available-for-sale debt securities, net of related tax and change in DAC	(867)	(763)
Cumulative valuation movements on available-for-sale debt securities, net of related tax and change in DAC, and net investment hedges recycled through profit or loss at the point of demerger	–	(1,278)
Other comprehensive loss for the period	(867)	(2,041)
Total comprehensive loss for the period	(6,574)	(7,068)

Attributable to:
Equity holders of the Company	(5,844)	(6,283)
Non-controlling interests	(730)	(785)
Total comprehensive loss for the period	(6,574)	(7,068)

(c)
Cash flows

	2021 $m
	Half year	Full year
Net cash flows from operating activities	(442)	(423)
Net cash flows from financing activitiesnote	(18)	2,329
Cash divested upon demerger	–	(3,527)
Net decrease in cash and cash equivalents	(460)	(1,621)
Cash and cash equivalents at beginning of period	1,621	1,621
Cash and cash equivalents at end of period	1,161	–

Note
Financing activities in full year 2021 largely reflected the issuance of debt of $2,350 million. No dividends were paid by Jackson during 2021 prior to demerger.

D2
Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

There have been no material changes to the Group’s contingencies and related obligations in the six months ended 30 June 2022.

D3
Post balance sheet events

First interim ordinary dividend
The 2022 first interim ordinary dividend approved by the Board of Directors after 30 June 2022 is as described in note B5.

D4
Related party transactions

There were no transactions with related parties during the six months ended 30 June 2022 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in note D4 to the Group’s consolidated financial statements for the year ended 31 December 2021.

Statement of Directors’ Responsibilities

The Directors (who are listed below) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the Directors confirm that to the best of their knowledge:

–
the condensed consolidated financial statements have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted for use in the UK;

–
the Half Year Financial Report includes a fair review of information required by:

(a)
DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2022, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and
(b)
DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2022 and that have materially affected the financial position or performance of the Group during that period; and any changes in the related party transactions described in the Group’s consolidated financial statements for the year ended 31 December 2021 that could do so.

Prudential plc Board of Directors:

Chair Shriti Vadera Executive Directors Mark FitzPatrick CA James Turner FCA FCSI FRM	Independent Non-executive Directors Lord Remnant CBE FCA Jeremy Anderson CBE Chua Sock Koong David Law ACA Ming Lu George Sartorel Thomas Watjen Jeanette Wong Amy Yip

9 August 2022

Independent Review Report to Prudential plc

Conclusion
We have been engaged by Prudential plc (‘the Company’ or ‘the Group’) to review the condensed set of consolidated financial statements in the Half Year Financial Report for the six months ended 30 June 2022 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes (collectively the ‘condensed set of financial statements’).

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2022 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules (‘the DTR’) of the UK's Financial Conduct Authority (‘the UK FCA’).

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (‘ISRE (UK) 2410’) issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Half Year Financial Report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the Directors have inappropriately adopted the going concern basis of accounting, or that the Directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors’ responsibilities
The Half Year Financial Report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FCA.

As disclosed in note A1, the annual financial statements of the Group are prepared in accordance with UK-adopted international accounting standards.

The Directors are responsible for preparing the condensed set of financial statements included in the Half Year Financial Report in accordance with IAS 34 as adopted for use in the UK.

In preparing the condensed set of financial statements, the Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the Half Year Financial Report based on our review. Our conclusion, including our conclusion relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review of the condensed set of financial statements has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Stuart Crisp
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London
E14 5GL
9 August 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer